444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-13

Glencore executive Matthew Rowlinson named to PolyMet board of directors

St. Paul, Minn., December 10, 2021 - PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, today announced the appointment of Glencore executive Matthew Rowlinson to the board of directors, replacing Nathan Bullock, who stepped down. Mr. Rowlinson's appointment and Mr. Bullock's resignation is effective immediately.

Mr. Rowlinson leads business development for Glencore's copper assets group. He brings a broad range of mining and metals experience from multiple strategic finance roles across different production chains and geographies and exposure to global marketing strategies of different products. He has led and been involved with many of Glencore's copper divestments, mergers and acquisitions and has held various board positions for the group which included the Collahuasi and Antamina copper properties in Chile and Peru, respectively. Mr. Rowlinson is one of three Glencore members on the seven-member PolyMet board.

"We look forward to the contributions Mr. Rowlinson will make to our board with his project financing background and wealth of global financial leadership experience," said Jon Cherry, chairman, president and CEO. "We likewise are sincerely appreciative of the many meaningful contributions and insights Mr. Bullock made to the company during his board service."

Mr. Rowlinson began his career with Ernst & Young as an auditor of multinational mining and financial services companies in London, United Kingdom and South Africa. He joined Glencore in 2013 as an asset manager responsible for Latin American assets. He subsequently was named CFO of Copper Latin American Mining and Global Copper Smelting and Refining Assets, then CFO of Copper Latin American Mining and Joint Venture Assets Copper, followed by CFO, Copper Americas (mining and metallurgical assets).  He was appointed to his current position earlier this year. Mr. Rowlinson is a qualified Chartered Accountant (South Africa) and holds an MBA from the University of Bath (UK).

Separately, the company and Glencore AG, a wholly owned subsidiary of Glencore plc, entered into a promissory note extension agreement to extend the term of the US$15 million initial principal plus accrued interest from December 31, 2021 to February 28, 2022.  All other terms of the promissory note are unchanged.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.